

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



03037851


शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअ... केन्द्र... स्टेट... माद... मुंबई 400 021.

Bonds Department
...ffice,
...k Bhavan, Madame Cama Marg,
...400 021.
.../Fax: 91-22-285 5348


DEC - 1 2003

जा. क्रमांक / No. : CO/S&B/VR/2003/ 3443

दिनांक / तारीख / Date : 24.11.2003

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir,

SUPPL

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT : CLAUSE 36**

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3441 dated the November 24, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dlw 12/3

भारतीय स्टेट बँक,
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
*Central Office,*
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

1524

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No.: CO/S&B/ VR/2003/3441

दिनांक / तारीख / Date : 24.11.2003

Dear Sir,

**LISTING AGREEMENT:CLAUSE 36**
**SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS AND REVISION IN INTEREST RATES**

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has entered into Memorandum of Understanding(MOU) with UTI Bank and Indian Bank for sharing Bank's ATM Network.

2. Further, the Bank has decided to revise interest rates as per the annexure - 'A'.

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

*हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.*

**Annexure-A**

***Rupee Export Credit: Revision in Interest Rates***

The interest rates on Rupee Export Credit were revised **effective from 1st December 2003** as under:

| **Export credit** | **Existing Rate** | **Revised Rate w.e.f 01.12. 03** |
|---|---|---|
| **Pre- shipment credit (181-270 days)** | 0.35% above SBSTAR i.e. **10.35%** | 1% below SBSTAR i.e. **9.00%** |
| **Post- shipment credit (91-180 days)** | 0.5% above SBSTAR i.e. **10.50%** | 1% below SBSTAR i.e. **9.00%** |


TREASURY
DEPTT.
CORPORATE CENTRE MUMBAI
S.B.I.